Synchrony Financial 777 Long Ridge Road Stamford, CT 06902 (203) 585-2400 jonathan.mothner@ge.com (203) 585-6250

April 25, 2014

VIA EDGAR TRANSMISSION

Michael R. Clampitt

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	SYNCHRONY FINANCIAL Amendment No. 1 to Registration Statement on Form S-1 Filed March 13, 2014 (File No. 333-194528)

Dear Mr. Clampitt:

SYNCHRONY FINANCIAL, a Delaware corporation (the “Company”), has filed today Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-194528) (the “Registration Statement”).

In connection with the filing, set forth below are the Company’s responses to the comments from the Commission staff (the “Staff”) communicated in its letter addressed to the Company, dated April 9, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

Cover Page

1. The registration statement contains a number of blanks for information such as the number of shares being offered, use of proceeds, dilution and capitalization. Please revise to include any missing information in your next amendment. In particular, please revise to include the percentage of beneficial ownership that GE will retain in your outstanding common stock so that the staff may conduct an appropriate review of your related disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that the substantial majority of the blanks, including the share, use of proceeds, dilution, capitalization and pro forma amounts, are directly or indirectly a function of the expected valuation and price range, which will be determined in closer proximity to the launch of the offering, or are subject to ongoing discussions with regulators and rating agencies.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

The Company will revise its disclosure in future filings prior to the distribution of a preliminary prospectus containing a price range to fill in these blanks, and will provide such information to the Staff a reasonable period of time before it is used.

In response to the Staff’s particular request, the Company has also revised its disclosure to state that GE expects in all cases to retain at least 80% of the Company’s outstanding common stock immediately following the offering. See page 9.

Non-GAAP Measures, page iii

2. You disclose here and on page 104 that your regulatory capital ratios are non-GAAP measures and that they may not be comparable to similarly titled measures reported by other companies. Please tell us why you believe your regulatory capital ratios are non-GAAP measures and more clearly explain to us why the ratios are not comparable to other companies’ capital ratios.

The Company acknowledges the Staff’s comment and advises the Staff that it considered the guidance in Item 10(e)(5) of Regulation S-K which states:

For purposes of this paragraph (e), non-GAAP financial measures exclude financial measures required to be disclosed by GAAP, Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.

As noted in the Company’s disclosures on page 104, as a savings and loan holding company, the Company historically has not been required to maintain any specific amount of minimum capital. Beginning as early as 2015, the Company expects that it will be subject to capital requirements similar to those currently applicable to GE Capital Retail Bank.

As the Company is not currently required to disclose its capital ratios by the applicable regulatory body, it believes that these ratios do not technically meet the specific exclusion prescribed in Item 10(e)(5) above and therefore are considered currently to be non-GAAP financial measures. This conclusion is further supported by the guidance set forth in the SEC’s Compliance and Disclosure Interpretation Question 102.12 which states that if information is not required to be disclosed by a system of regulation then it should be considered a non-GAAP measure. When the regulatory capital ratios are required by the Company’s system of regulation, it will stop reporting those ratios as non-GAAP financial measures.

The Company discloses the following regulatory capital ratios based on Basel I:

•	Tier 1 common ratio

•	Tier 1 risk-based capital ratio

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

•	Total risk-based capital ratio

•	Tier 1 leverage ratio

In addition, the Company plans to also disclose a fully phased-in Basel III Tier 1 common ratio, which it considers meaningful to investors as this represents what the Company believes will be its future regulatory capital ratio requirement.

Like many of its peer financial services companies, the Company notes that the Tier 1 common ratio is not a Basel I defined regulatory capital ratio, and the definition of Tier 1 common equity used by other financial services companies to determine the Tier 1 common ratio may vary from the definition the Company has used to determine this measure. In addition, the requirements and definition for the fully phased-in Basel III Tier 1 common ratio (which in part is intended to remove the differences in the ways companies calculate common equity), are not yet fully implemented. As disclosed on pages iii and 105, the Basel III Tier 1 common ratio is a preliminary estimate reflecting management’s interpretation of the final Basel III capital rules.

Based upon the foregoing, the Company believes it is appropriate to disclose to investors that there may be differences in how other financial institutions derive their Basel I and Basel III Tier 1 common ratios. The Company has revised its disclosures on page iii to clarify that its Basel I and Basel III Tier 1 common ratios may not be comparable to similarly titled measures reported by other companies.

Summary

Our Value Proposition, page 3

3.	We note your disclosure that, based on your research and experience, average sales per customer in your Retail Card and Payment Solutions platforms are higher for customers who use your cards compared to consumers who do not. Please revise to include specific support and comparisons for this statement.

The Company has revised the disclosure referred to in the Staff’s comment as follows: “Based on our research and experience in our Retail Card and Payment Solutions platforms, we believe average sales per customer in these platforms are generally higher for customers who use our cards compared to consumers who do not.” See pages 3 and 113.

The Company is providing to the Staff on a supplemental basis the following examples of support that, among others, the Company believes provide a reasonable basis for the disclosure. With respect to the Company’s Retail Card platform, an internal study was conducted in 2014 based on 2012 and 2013 sales data of seven of its Retail Card partners

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

where full payment information was available and found that average annual sales per customer were 49% to 605% higher for customers who had the Company’s credit product compared to those who did not. With respect to the Company’s Payment Solutions platform, a 2013 online survey conducted by a third party of 3,220 shoppers consisting of both Company cardholders and non-cardholders who had made a major purchase ($500+) within the last six months found that the average amount spent by shoppers who were Company cardholders was $599 (or 39%) higher than the average amount spent by shoppers who were not.

In light of the modifications the Company has made to its disclosure, the Company respectfully submits that including specific examples and comparisons such as these would not provide investors with any additional meaningful information. Nor does the Company believe that specific examples and comparisons are necessary in order to make the statement not misleading.

GE Ownership and Our Separation from GE, page 9

4.	Please revise this section and use bullets for each significant action, such as, this offering, the separation and GE SLHC Deregistration. For each of these bullets, revise to estimate the anticipated timeframe for completion, the cost to the Company, and its future impact on profitability. In this regard, please cross-reference to the risk factors and elsewhere to see a more detailed discussion.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 9-10.

Debt Financings, page 10

5.	Revise to disclose the current debt structure and the average cost of existing debt. In addition, add discussion as to whether you believe the new debt will be on substantially similar terms to the current debt and, if not, describe and discuss the impact on your profitability going forward.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 11.

The Offering

Dividend Policy, page 12

6.	Revise to disclose your current intentions with regard to paying the dividend and under present regulations, disclose what amounts are available to pay dividends.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

The Company acknowledges the Staff’s comment and will continue to assess its ability to disclose, prior to the commencement of the offering, a more specific statement regarding the board of directors’ current intentions to pay a dividend. Currently, however, the Company respectfully submits that the existing disclosure is accurate and appropriate and that a statement of current intention to either pay or not pay a dividend would be premature or, worse, potentially misleading to investors. In particular, as disclosed in the Registration Statement, the Company will need Federal Reserve Board approval to continue to be a savings and loan holding company following the GE SLHC Deregistration, and the Federal Reserve Board’s approval could include conditions or restrictions more onerous than those generally applicable to savings and loan holding companies, such as requiring higher capital or liquidity levels or imposing more extensive restrictions on our ability to pay dividends or repurchase stock. See “Risk Factors—Risks Relating to Regulation—We need Federal Reserve Board approval to continue to be a savings and loan holding company following the GE SLHC Deregistration, and we cannot be certain we will receive this approval in a timely manner or at all, or what approval conditions may be imposed” on pages 45-46. This risk associated with Federal Reserve Board approval and other potential risks and restrictions relating to the Company’s ability to pay dividends are summarized in “Risk Factors—Risks Relating to Regulation—We and the Bank are subject to restrictions that limit our ability to pay dividends and repurchase our capital stock,” to which the Company currently cross refers in the disclosure under “Dividend Policy” on page 60.

For these reasons, as currently disclosed, the Company’s board of directors intends to consider the Company’s policy following the offering in light of the factors currently described in “Dividend Policy” on page 60. The Company respectfully submits that the existing disclosure to that effect is appropriate under the circumstances. For the same reasons described above, the Company is unable to accurately disclose what amounts are available to pay dividends.

The Company has revised the summary disclosure on page 13 to include the additional Risk Factor cross reference referred to above, which is included already in the corresponding disclosure under “Dividend Policy” on page 60.

Risk Factors

Our results depend, to a significant extent, on the active and effective promotion…, page 21

7.	We note your disclosure that a partner may choose to promote a competitor’s financing over yours. Please add additional detail regarding this disclosure, including the general frequency in which this occurs and whether you have, or utilize, any recourse when partners do not sufficiently promote your product.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

The Company has revised its disclosure in response to the Staff’s comment to indicate that it does not typically have, or utilize, any recourse against non-exclusive partners when they do not sufficiently promote the Company’s products. The Company does not have reliable information on the general frequency with which partners choose to promote a competitor’s financing over theirs, and therefore has not provided additional disclosure in that regard. Please see page 21.

A reduction in our credit ratings could materially increase the cost of our funding…, page 22

8.	We note your disclosure that there is no assurance that you will be able to maintain your unsecured debt or asset-backed securities credit ratings. Please revise to reflect your disclosure in the previous risk factor that your credit rating from the rating agencies will be lower than GECC’s current credit rating.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 23.

Fraudulent activity associated with our products and services…, page 32

9.	We note your disclosure that your fraud-related losses have increased significantly since 2011. Please revise to provide information regarding how this compares to the fraudulent activity amongst your competitors and within your market of products and services.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 32.

Our business could be adversely affected if we are unable to attract, retain and motivate key officers and employees…, page 36

10.	Please revise to explain whether you anticipate any significant changes to the management team following the completion of the offering or the Separation.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 36-37.

Changes to our methods of offering our CareCredit products…, page 40

11.	Revise the disclosure under CareCredit on page 3 to disclose the Consent Order and the Assurance and indicate when they became effective, when you expect to be in full compliance and the estimated costs to comply as well as its anticipated impact on your profitability going forward. In addition, file the agreements as exhibits.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

The Company has revised the disclosure in “Regulation—Consumer Financial Services Regulation” on page 150 and the related risk factor disclosure on pages 40 and 41 to address the Staff’s comment. The Company has also provided a cross reference to this disclosure on page 9 of the summary box, which is where it discusses the regulation of the business. As indicated in the revised disclosures, the Company does not believe that the Consent Order or Assurance will have a material adverse impact on net earnings going forward and therefore the Company believes that the location of the disclosure and cross-reference is appropriate.

Similarly, as to the request by the Staff to file these documents as exhibits, because the Company does not believe that either the Consent Order or the Assurance is material, the Company respectfully submits that the Commission’s rules and regulations do not require the filing of these documents as exhibits.

Use of Proceeds, page 57

12.	Please revise to clarify the reasons for and benefits from repaying outstanding related party debt at the same time you enter into new related party debt agreements.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 58.

Selected Historical and Pro Forma Financial Information

Condensed Combined Statements of Financial Position Information, page 68

13.	Please do not include a pro forma adjustment in income statement related to the incremental interest income as described in footnote (b) on page 70. However, any estimate of incremental interest income can be included in the footnotes.

The Company has revised its disclosure in response to the Staff’s comment. Please see footnote (b) on page 70.

14.	We note footnote (j) on page 71 stating you have not reflected various adjustments to your pro forma financial information. We further note that some of these adjustments appear to pertain to various arrangements you have in place with GECC. Please note that the impact of any terminated or revised cost sharing agreements should be reflected in the pro forma financial information, in accordance with ASC 205-10-S99-7. Please revise accordingly, or tell us why you believe the costs described in footnote (j) should be excluded from your pro forma financial statements.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

The Company acknowledges the Staff’s comment and in response explains below why it believes each of the costs described in footnote (j) should be excluded from the Company’s pro forma financial statements.

(j) (1) – The Company expects to continue to receive certain services from GE through transitional services agreements and to incur additional costs to replace or access services and resources that will not be provided by GE. In the case of services provided by GE through transitional services agreements, the Company does not anticipate the costs for these services to differ materially from historical corporate allocations assessed by GE. With respect to additional costs not provided by GE, the Company has not yet entered into definitive arrangements for replacement or additional services which satisfy the pro forma requirement that the corresponding adjustments be factually supportable.

(j) (2) – The Company periodically extends its retailer share arrangements in the ordinary course of business, and therefore concluded that any incremental expenses associated with the contract re-negotiation of its retailer share arrangements is not directly attributable to the Transactions. These incremental expenses will be incurred whether or not the offering is completed. However, the Company believes disclosing the expectation of increased payments under such arrangements as it is done in footnote (j)(2) is meaningful to investors as such amounts are not reflected in the historical financial statements.

(j) (3) – Historical expenses associated with the Company’s employee benefit plans have been allocated to the Company by GE and are included in the Company’s historical financial information. GE will continue to provide the Company with these services as long as GE owns at least 50% of its outstanding common stock. The Company therefore cannot predict when these existing arrangements will cease and new arrangements put in place. Further, the terms of the transition to new plans have not yet been finalized, and therefore any adjustment resulting from any terminated or revised plan terms is not factually supportable for pro forma disclosure.

(j) (4) – Please refer to the Company’s response to comment #15 below.

15.	We note you have excluded certain expenses related to the 2014 Long-Term Incentive Plan, as indicated in footnote (j)(4). However, we note you have included the expenses associated with the Founder’s Grant of restricted stock units and options to certain employees under the 2014 Long-Term Incentive Plan, in footnote (e). Please tell us in detail and revise to clarify why you are treating apparently similar charges differently in the pro forma financial statements.

The Company acknowledges the Staff’s comment and in response advises the Staff that its historical financial statements include expenses related to its employees’ participation in GE’s 2007 Long-Term Incentive Plan. As disclosed in Note 12, all unvested GE stock

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

options held by the Company’s employees will vest as of the date GE ceases to own at least 50% of the Company’s outstanding common stock. The Company has not included expenses associated with the vesting of these awards as the timing of the vesting is not yet factually supportable and such expenses will be non-recurring. Following the offering, the Company’s employees will participate in the 2014 Long-Term Incentive Plan. However, no grants have yet been determined. In contrast, the terms of the Company’s Founder’s Grant under the 2014 Long-Term Incentive Plan will be finalized prior to the completion of the offering, and therefore a pro forma adjustment will be included to reflect the annual incremental compensation cost associated with such awards.

The Company has revised its disclosure in footnote (j)(4) consistent with the response above. Please see page 72.

Management’s Discussion and Analysis

Separation for GE and Related Financial Arrangements, page 76

16.	You disclose on page 77 that GE makes payments on your behalf for payroll, corporate credit card bills and freight expenses that are not included in the Direct Costs disclosure preceding this disclosure. Please tell us in detail and revise your disclosure to clarify the difference between these functions/services provided by GE and those included as direct costs or indirect costs.

As noted within “Separation from GE and Related Financial Arrangements” on pages 77-79, the Direct Costs and Indirect Costs represent various services that GE performs or provides on the Company’s behalf that directly or indirectly benefit its business. In addition to the services that GE performs or provides on the Company’s behalf, there are other items such as payroll for its employees, corporate credit card bills and freight expenses which are incurred directly by the Company and recorded and reflected in the relevant line items of the Company’s financial statements, but paid for by GE through its centralized payment system, and subsequently reimbursed by the Company. As these items represent expenses incurred directly by the Company, it has disclosed them separately from services provided by GE.

The Company has revised its disclosure in response to the Staff’s comment to clarify the distinction. See page 78.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

Non-GAAP Measures, page 89

17.	We note the tabular data presented on pages 90 and 91 for your three platforms. We further note that you reconcile “platform revenue” for each of the three platforms to “interest and fees on loans” for each of the three platforms. Please revise to provide a reconciliation of total platform revenue to total interest and fees on loans so that your presentation includes a GAAP measure that ties out to your Combined Statements of Earnings. You may refer to Item 10(e)(1) of Regulation S-K for guidance.

The Company has revised its disclosure in response to the Staff’s comment. Please see the table included on page 90.

Deposits, page 97

18.	We note your disclosure on page 25 that you intend to continue to rely on brokered deposits as a source of funding. To the extent your brokered deposits are highly rate-sensitive, please revise to disclose the related risks and discuss how you manage these risks.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 98.

Business

Retail Card

Retail Card Partners, page 119

19.	Please file the program agreements with JCPenney and Wal-Mart as exhibits to the registration statement, or please explain how you concluded that you are not required to do so pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company has evaluated the program agreements with JCPenney and Wal-Mart under Item 601(b)(10)(ii)(B) of Regulation S-K and has determined that they are not required to be filed as exhibits to the Registration Statement. The Company does not believe that its business is “substantially dependent” upon either the JCPenney or the Wal-Mart program agreements. During 2013, the platform revenue attributable to the JCPenney program, the Wal-Mart program and the Sam’s Club program (which is a separate program under a separate agreement with a separate expiration term) was in each case within a range of 9%-14% of the Company’s total platform revenue. As a result, the Company respectfully submits that none of these program agreements accounts for “the major part of registrant’s products or service” as required by Item 601(b)(10)(ii)(B) of Regulation S-K.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

Direct Banking, page 128

20.	We note your disclosure on page 129 that you sold substantially all of the deposits related to the prepaid re-loadable card product. Please briefly explain your decision to cease offering this product.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 130.

Regulation

Savings Association Regulation

Activities, page 146

21.	You may not qualify the discussion of the operating agreement with the OCC described on page 146 by reference to the full text of the agreements. Revise to state that all material terms have been described. Please make similar changes to the introductory paragraph to the discussion of the agreements with GE and GECC on page 183.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 147 and page 185.

Management

Executive Officers and Directors, page 151

22.	For each of the directors, please expand your discussion of the experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 152-156.

Composition of Board of Directors, page 154

23.	We note that the board will have three independent directors following the completion of the offering, one of whom will be the Chairman. We note also that the board will need the three independent directors to have heavy involvement in the board committees since each committee requires at least two independent directors. Please explain how these directors will be nominated and elected.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

In response to the Staff’s comment, the Company has revised “Management— Composition of the Board of Directors” to discuss the process by which the three independent directors were selected and will become members of the board of directors. Please see page 156.

The Company has also included biographical information for the three independent directors that will be appointed. Please see pages 155-156. The Company has added to the exhibit index the related consents and will file the consents as an exhibit in a future filing.

Compensation Discussion and Analysis

2013 Compensation Elements

Transaction Awards, page 161

24.	Please file the transaction award agreements for the NEOs as exhibits to the registration statement.

The form of transaction award agreement for the NEOs has been filed as an exhibit. The amounts payable to our NEOs pursuant to these agreements are disclosed on page 179.

Financial Statements, page F-3

25.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

The Company acknowledges the updating requirements and expects to provide interim financial information in the next filing of the Registration Statement in compliance with Rule 3-12 of Regulation S-X.

Allowance for Loan Losses, page F-10

26.	We note you revised your method for classifying loan receivables as non-accrual during the fourth quarter of 2013. Please revise to estimate the impact of the change on your earnings as of December 31, 2013 and going forward or disclose that the impact was not material.

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page F-11 to state that the revision in method did not have a material impact for the year ended December 31, 2013.

Michael R. Clampitt

Securities and Exchange Commission

April 25, 2014

Note 14. Related Party Transactions and Parent’s Net Investment, page F-35

27.	We note your disclosure on page F-8 that the historical financial results may not be indicative of the results that would have been achieved had you operated as a separate, stand-alone entity during these periods. Please revise to disclose an estimate, to the extent material, of what the expenses would have been on a stand-alone basis for each period presented. You may refer to Question 2 of ASC 225-10-S99-3 for guidance.

The Company acknowledges the Staff’s comment and in response advises the Staff that it is not practicable to estimate the costs that would have been incurred had the Company not been affiliated with GE or GECC as such an estimate would entail significant assumptions about alternative operating and cost structures applicable to the Company assuming it was a stand-alone private company, none of which would be objectively determinable. The Company has revised its filing accordingly on page F-9 to explain that providing this disclosure is impracticable.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (203) 585-2400.

Sincerely yours,

/s/ Jonathan S. Mothner
Jonathan S. Mothner, Esq.
SYNCHRONY FINANCIAL

cc:	David S. Lefkowitz, Esq., Weil, Gotshal & Manges LLP

Corey R. Chivers, Esq., Weil, Gotshal & Manges LLP